Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2860 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

March 11, 2014

By Edgar and Hand Delivery

Ashley Vroman-Lee, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation
File Nos.: 333-192857 and 814-00866

Dear Ms. Vroman-Lee:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s comments in your letter dated January 10, 2014 (the “Comment Letter”) with respect to the Registration Statement on Form N-2 initially filed by the Company (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 13, 2013.

We have repeated the Staff’s comments followed by the Company’s response below to aid in your review. We will also provide courtesy copies of Amendment No. 1 to the Registration Statement, as filed and marked to show changes from the initial filing of the Registration Statement.

General

1.	If you intend to rely on Rule 429 under the Securities Act, please include the information required by Rule 429(b). (page 2)

Response:

The Company does not intend to rely on Rule 429 under the Securities Act.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 2

2.	Please confirm that all of the disclosure contained on the cover page of the base prospectus, except for the general offering-related information currently contained in paragraphs 2, 3, and 4, will also appear on the front cover page of any prospectus supplement used for any offering through this registration statement.

Response:

The Company confirms that the disclosure on the cover page of the base prospectus, other than the general offering-related disclosure contained in paragraphs 2, 3, and 4, will also appear on the front cover page of any prospectus supplement.

3.	Please state in your response letter whether FINRA will review and approve the underwriting terms and arrangements of the offering.

Response:

FINRA will review and approve the underwriting terms and arrangements of the offering pursuant to their shelf and shelf-takedown review procedures.

Introduction (page 3)

4.	Please explain, in the introductory section, what kind of debt securities may be offered.

Response:

The Company has added the requested disclosure on the cover page of the prospectus in Amendment No. 1 to the Registration Statement as requested.

5.	Please disclose, if true, that either a material amount or substantially all, as the case may be, of the Company’s debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further clarify, if true, that either a material amount or substantially all, as the case may be, of the Company’s debt investments will have a principal amount outstanding at maturity, which could result in a substantial loss to the Company if the borrower is unable to refinance or repay the debt at maturity.

Response:

The Company has revised the disclosure on the cover page of the prospectus in Amendment No. 1 to the Registration Statement to state that substantially all of the Company’s debt investments contain floating interest rates and will have a principal amount outstanding at maturity.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 3

6.	To the extent that a material amount of the Company’s investments pay PIK interest, add prospectus cover page disclosure that such is the case and highlight on the prospectus cover page the effect of PIK interest; for example that the payment of PIK interest results in negative amortization and increases credit risk during the life of the loan.

Response:

PIK interest does not constitute a material amount of the Company’s interest income.

7.	In the last paragraph on page 3, please revise the disclosure to state “securities” rather than “common stock” as the Company is offering other types of securities in addition to common stock.

Response:

The Company has revised the cover page of the prospectus in Amendment No. 1 to the Registration Statement as requested.

Summary (page 7)

8.	Please supplementally explain the relationship between Messrs. Koenig and Peck with MC Advisors and MC Management, and the arrangement between MC Management and the Company. (page 8) Please further supplementally explain the Board’s analysis of the Advisory Agreement and Staffing Agreement under section 15 of the 1940 Act. We may have additional comments.

Response:

Mr. Koenig, the Company’s chairman and chief executive officer, is the managing member and a senior investment professional of, and has financial and controlling interests in, MC Advisors and MC Management.  Mr. Peck, the Company’s chief financial officer, chief compliance officer and a director, is also a senior investment professional of MC Advisors. Mr. Peck does not have a financial interest in either MC Advisors or MC Management.

Pursuant to an Administration Agreement, MC Management furnishes the Company with office facilities and equipment and provides us with clerical, bookkeeping and record keeping and other administrative services necessary to conduct the Company’s day-to-day operations.  The Company reimburses MC Management for its allocable portion of MC Management’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Company’s chief financial officer and chief compliance officer and supporting staff.  MC Management is an SEC-registered investment adviser to certain affiliated private funds and to non-related individual and separate accounts.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 4

At an in-person meeting of the Company’s Board of Directors held on October 22, 2012, the Board of Directors unanimously voted to approve the investment advisory agreement and the specific individuals provided through the staffing agreement between MC Advisors and MC Management that comprise the investment committee. In reaching a decision to approve the investment advisory agreement and investment committee members, the Board of Directors reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to us by MC Advisors;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	the Company’s projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel performing such services under the investment advisory agreement and staffing agreement, including the specific approval of the members of the investment committee to be provided pursuant to the staffing agreement;

•	the organizational capability and financial condition of Monroe Capital and its affiliates; and

•	various other matters.

Based on the information reviewed and the discussions detailed above, the Board of Directors, including all of the directors who are not “interested persons” of the Company as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are reasonable in relation to the services provided and approved the investment advisory agreement as being in the best interests of the Company’s stockholders.  MC Advisors bears all expenses related to the services and personnel provided pursuant to the staffing agreement.

In addition, the Company has revised the language on page 91 of Amendment No. 1 to the Registration Statement to disclose this information regarding the investment advisory agreement and staffing agreement.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 5

9.	Please provide us with a representation that any individual providing services to the Company pursuant to the Staffing Agreement will be deemed an employee of MC Advisor for any purposes under the 1940 Act and the Investment Advisers Act of 1940 (see, e.g., Section 9(a) of the 1940 Act (barring certain persons from serving as employees of an adviser)). (page 8)

Response:

The Company represents that any individual providing services to the Company pursuant to the Staffing Agreement between MC Advisors and MC Management will be deemed an employee of MC Advisors for any purposes under the 1940 Act and the Investment Advisor Act of 1940.

10.	Under the sub-heading, “Attractive Current Yield,” the disclosure states that the Company expects the “senior and unitranche secured debt to have an average maturity of three to five years and interest rates of 9% to 15%, and… (the Company) expect(s) (the) target junior secured debt and unsecured subordinated debt to have an average maturity of four to seven years and interest rates of 12% to 17%. In addition, based on current market conditions and (the) pipeline of new investments, (the Company) expect(s) that (the) target debt investments will typically have a variable coupon (with a LIBOR floor), will typically receive upfront closing fees of 1% to 4% and may include payment-in-kind, or PIK, interest.” Please supplementally explain whether the disclosure discusses the current portfolio holdings. If not, please amend to discuss the Fund’s current holdings and include the basis for this statement. Please also explain what is the average interest rate of each category and how much is allocated to each category. (page 9)

Response:

The disclosure discusses the ranges that the Company targets under its investment strategy, which does not necessarily match its current portfolio. The Company has revised page 3 of Amendment No. 1 to the Registration Statement to clarify that the ranges in this paragraph are targets under the Company’s investment strategy and the Company has included a cross reference to its actual portfolio performance.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 6

11.	Please make clear which LIBOR rates are being referenced in the description on this page and in any other locations in the registration statement where the reference is a general use of the acronym LIBOR. (page 9 and throughout the registration statement, where applicable).

Response:

The Company has revised the description of LIBOR in the introductory section on page 1 and throughout Amendment No. 1 to the Registration Statement as requested.

12.	Under the heading, “Attractive Current Yield” on page 9 (and on disclosure on page 119), the disclosure indicates the Company may invest in warrants. Please disclose the following risks created by investing in original issue discount (OID) instruments.

a.	The Company must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b.	The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

c.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation.

d.	OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

e.	OID income may create uncertainty about the source of the Company’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 7

f.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

g.	OID creates the risk that incentive fees will be paid to the Adviser based on noncash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Company for these fees.

Response:

The Company has provided the requested disclosure on page 29 of Amendment No. 1 to the Registration Statement as requested.

13.	Under the subheading, “Attractive Current Yield,” the disclosure states that the Company cannot assure an investor that they will be able to enter into transactions pursuant to the terms described in this paragraph. Please explain what the Company will do if it cannot enter into such transactions, including summarizing the temporary investments and providing cross-references to the applicable sections in the registration statement. (page 9)

Response:

The Company has revised its disclosure on page 3 of Amendment No. 1 to the Registration Statement as requested.

14.	Under the subheading, “Extensive Institutional Platform for Originating Middle-Market Deal Flow,” please confirm the disclosure is referring to 2013 and not 2014. If the disclosure is referring to 2013, please consider revising the sentence using past tense. (page 10)

Response:

The Company has revised page 4 of Amendment No. 1 to the Registration Statement to reflect that the disclosure is referencing 2013.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 8

15.	Under the heading, “Operating and Regulatory Structure,” please define “SBA.” (page 12)

Response:

The Company has revised page 5 of Amendment No. 1 to the Registration Statement as requested.

16.	In the 2nd paragraph under the heading, “Operating and Regulatory Structure,” please confirm the correct language is used (i.e., should it read “Risk Factors-Risks Relating to our Business and Structure-We maintain a credit facility and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.”) (page 12)

Response:

The Company has revised page 6 of Amendment No. 1 to the Registration Statement as requested.

Fees and Expenses (page 15)

17.	Under the heading, “Fees and Expenses,” please consider, for clarity, adding “maximum” or another descriptor to describe what the “20%” number refers to in the line item “Incentive fees payable under the Investment Advisory Agreement.” (page 15)

Response:

The Company has revised page 8 of Amendment No. 1 to the Registration Statement to remove reference to the “20%” as it is explained more thoroughly and clearly in the footnote.

18.	Please explain whether the Company assumes that the $31.8 million will remain uninvested in the upcoming year. If not, please revise the assumption and thus the figure to reflect full investment. (page 15)

Response:

The Company does not expect the cash to remain uninvested in the upcoming year. Therefore, the Company has revised its assumptions and has revised page 8 of Amendment No. 1 to the Registration Statement accordingly.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 9

19.	In footnote (6), please add a sentence explaining this assumes the Company has “$X of outstanding borrowings and issues $Y preferred stock.” (page 17)

Response:

The Company has revised page 9 of Amendment No. 1 to the Registration Statement as requested.

20.	In footnote (8) and throughout the registration statement, the term “indebtedness” is used. Please disclose the terms of indebtedness. (page 17)

Response:

The Company has revised page 10 of Amendment No. 1 to the Registration Statement to cross-reference to the terms of the Company’s indebtedness, as requested.

21.	In the example, please note the Company will pay an incentive fee if the 5% returns are based on capital gains. Please disclose what percentage of the Company’s returns last year were from capital gains and income and calculate the fee accordingly. In addition, please add a sentence disclosing the figures calculated as though the entire amount was by capital gains. (page 17)

Response:

The Company has revised page 10 of Amendment No. 1 to the Registration Statement to disclose the figures calculated as though the entire gain was by capital gains, as requested. The Company has also revised page 10 of Amendment No. 1 to the Registration Statement to disclose what percentage of the Company’s returns last year were from capital gains.

Risk Factors (page 18)

22.	In the table titled “Assumed Return on Our Portfolio,” please confirm the returns listed are rounded to the nearest hundredth of 1 percent pursuant to Form N-2, Item 8(3), Instruction 1. (page 26)

Response:

The Company has revised the returns in the table titled “Assumed Return on Our Portfolio” on page 19 of Amendment No. 1 to the Registration Statement so that the returns are presented to the nearest hundredth of 1 percent.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 10

23.	In the table titled “Assumed Return on Our Portfolio,” under footnote (2), please supplementally explain if 4.0% is a current rate. Also, please disclose in that footnote whether 4.0% is a fixed rate or variable rate pursuant to Form N-2, Item 8(3), Instruction 3.

Response:

The 4.0% has been revised to reflect the current rate. The Company has revised pages 19 of Amendment No. 1 to the Registration Statement as requested.

24.	Under the heading, “Pending legislation may allow us to incur additional leverage,” the following sentence is confusing, “[o]n November 14, 2013, the U.S. House of Representatives’ Financial Services Committee reported a revised version of the legislation favorable for consideration by the full U.S. House of Representatives.” Please clarify this sentence. (page 27)

Response:

The Company has revised page 19 of Amendment No. 1 to the Registration Statement as requested.

25.	Under the heading, “Pending legislation may allow us to incur additional leverage,” the following phrase is confusing, “…your risk of an investment in shares of our common stock may increase.” Please clarify. (page 27)

Response:

The Company has revised page 19 of Amendment No. 1 to the Registration Statement as requested.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 11

26.	Under the heading, “MC Advisors’ liability is limited under the Investment Advisory Agreement, and we have agreed to indemnify MC Advisors against certain liabilities, which may lead MC Advisors to act in a riskier manner on our behalf than it would when acting for its own account,” the second sentence of this section states that, “MC Advisor maintains a contractual, as opposed to fiduciary, relationship with us.” Section 36 of the 1940 Act applies to a business development company to the same extent as if it were a registered closed-end investment company. Section 36 imposes a fiduciary duty upon advisers to investment companies. Because MC Advisors is the investment adviser to the Company, please delete the sentence referenced above. (page 41).

Response:

The Company has deleted the above referenced risk factor in its entirety, as it no longer applies to the Company.

27.	Under the heading, “Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock,” please confirm that the last sentence of the first paragraph does not violate section 18(i) of the 1940 Act or guidance issued by SEC staff (see Boulder Total Return Fund, Inc. No-Action letter dated November 15, 2010). (page 45)

Response:

The Company has revised page 36 of Amendment No. 1 to the Registration Statement as requested.

Special Note Regarding Forward-Looking Statements (page 49)

28.	The last sentence on page 49 which states that an investor is advised to consult any additional disclosures that the Company may make directly to an investor or through reports that we may file in the future with the SEC, including annual reports on Form 10- K, quarterly reports on Form 10-Q and current reports on Form 8-K is inconsistent with the disclosure on page 6 that states an investor should only rely on the prospectus. Please revise the disclosure accordingly.

Response:

The Company has revised pages 40-41 of Amendment No. 1 to the Registration Statement as requested.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 12

Use of Proceeds (page 51)

29.	Under the second paragraph, please explain the reason it may take approximately six months to invest substantially all of the proceeds from a sale of securities pursuant to Form N-2, Item 7(2). (page 51)

Response:

The Company has revised page 42 of Amendment No. 1 to the Registration Statement as requested.

Distributions (page 52)

30.	The Company appears to have had a return of capital. Please confirm that the Company’s current intended action regarding return of capital distributions are consistent with the requirements of IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service. (page 52)

Response:

The Company has complied with the requirements of IRS Form 8937 and will continue to comply with such requirements, as necessary.

31.	Please explain that a return of capital distribution is not a distribution from earnings and profits, but is rather a return of the money initially invested and that while it may not be currently taxable, it lowers the shareholder’s basis in the stock, which may result in higher capital gains when the shareholder’s investment in the Company is ultimately sold. (page 52)

Response:

The Company has revised page 44 of Amendment No. 1 to the Registration Statement as requested.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 13

Price Range of Common Stock (page 54)

32.	Please include in the response letter a representation that the Company will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Company’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences. (page 54)

Response:

The Company represents that it has and will continue to disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 59)

33.	Please confirm the disclosure in this section in compliance with Form N-2, Item 4(2). (page 59)

Response:

The Company confirms that the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” complies with Form N-2, Item 4(2).

Staffing and Administration (page 81)

34.	Please supplementally explain what percentage of time Mr. Peck spends on his duties for the Company. (page 82)

Response:

Mr. Peck spends substantially all of his time on his duties for the Company.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 14

Portfolio Management (page 93)

35.	If possible, please update the total amount of capital under management as of December 31, 2013. (page 94)

Response:

The Company has revised page 83 of Amendment No. 1 to the Registration Statement as requested.

36.	Please confirm supplementally that the registration statement is in compliance with Form N-2, Item 18, Instruction 14 (Item 402 of Regulation S-K).

Response:

The Company has added disclosure on page 82 of Amendment No. 1 to the Registration Statement and confirms that the revised disclosure is in compliance with Form N-2, Item 18, Instruction 14.

Control Persons and Principal Stockholders (page 107)

37.	In footnote (2) on page 108, please provide an updated closing stock price as of December 31, 2013.

Response:

The Company has revised pages 83 and 94 of Amendment No. 1 to the Registration Statement as requested.

Dividend Reinvestment Plan (page 115)

38.	If applicable, please disclose that an investor holding shares who participates in the dividend reinvestment plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the dividend reinvestment plan (Form N-2, Item 10(1)(e)(7)). (page 115)

Response:

The Company has revised page 101 of Amendment No. 1 to the Registration Statement as requested.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 15

Description of our Subscription Rights (page 134)

39.	Please include applicable Section 61 disclosure in this section (similar to the last paragraph of the “Description of Our Warrants” found on page 148). (page 134)

Response:

The Company has revised page 118 of Amendment No. 1 to the Registration Statement as requested.

Plan of Distribution (page 157)

40.	In the third paragraph under this heading, the disclosure states that the “common stockholders voted to allow (the Company) to sell or otherwise issue common stock at a price below net asset value per share for a period of twelve months subject to certain conditions. Please supplementally explain what the “certain conditions” in the third paragraph are in reference to. (page 157)

Response:

As described in its proxy statement filed with the SEC on Form DEF 14A on May 22, 2013, the Company may sell or otherwise issue common stock at a price below net asset value per share for a period of twelve months subject to certain conditions described therein. Those “certain conditions” are that:

•	A majority of the Company’s directors who have no financial interest in the sale and a majority of directors who are not interested persons of the Company have determined that any such sale would be in the best interests of the Company and its stockholders;

•	A majority of the Company’s directors who have no financial interest in the sale and a majority of directors who are not interested persons of the Company, in consultation with the underwriter of the offering, if it is underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of the Company of any firm commitment to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value for those securities, less any underwriting commission or discount; and

•	The dilution to current investors not participating in the offerings below net asset value does not exceed 25%.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 16

Index to Consolidated Financial Statements (page 161)

41.	Confirm the Company has considered and will comply with Articles 3-09 and Article 4-08(g) of Regulation S-X, if needed. (page 161)

Response:

The Company confirms that it has considered and will comply with Article 3-09 and Article 4-08(g) of Regulation S-X, if needed.

Part C (page 217)

42.	Please include estimates. (page 219)

Response:

The Company has revised page C-3 of Amendment No. 1 to the Registration Statement as requested.

* * * * * *

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ashley Vroman-Lee, Senior Counsel Division of Investment Management March 11, 2014 Page 17

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig

Aaron Peck